Exhibit 99.1

Hollinger Inc.
Status Update: June 30, 2006

TORONTO, Ontario, June 30, 2006-- Hollinger Inc. ("Hollinger") (TSX:HLG.C) (TSX:HLG.PR.B) provides the following update in accordance with the guidelines pursuant to which the June 1, 2004 management and insider cease trade order, as amended (the "MCTO"), was issued. These guidelines contemplate that Hollinger will provide bi-weekly updates on its affairs until such time as it is current with its filing obligations under applicable Canadian securities laws. Reference should be made to Status Updates and other press releases that have been previously filed by Hollinger and which are available on SEDAR at www.sedar.com.

Recent Events

There is no new material information to report.

Financial Statements

Hollinger has been unable to file its annual financial statements, Management's Discussion & Analysis and Annual Information Form for the years ended December 31, 2003, 2004 and 2005 on a timely basis as required by Canadian securities legislation. Hollinger has not filed its interim financial statements for the fiscal quarters ended March 31, June 30 and September 30 in each of its 2004 and 2005 fiscal years. Also, Hollinger has not filed its financial statements for the period ended March 31, 2006. The Audit Committee is working with the auditors, and discussing with regulators, various alternatives to return its financial reporting requirements to current status.

Hollinger has released financial information in the form of an unaudited consolidated balance sheet as at September 30, 2004, together with notes thereto, prepared on a non-GAAP alternative basis (the "Alternative Financial Information"). The Alternative Financial Information, which may be found as part of Hollinger's press release issued on March 4, 2005, was prepared by the management of Hollinger at that time and was not audited or reviewed by Hollinger’s auditors.

Supplemental Financial Information

As of the close of business June 23, 2006, Hollinger and its subsidiaries - other than Hollinger International and its subsidiaries - had approximately US$42.1 million of cash or cash equivalents on hand, including restricted cash, other than as described separately below. At that date, Hollinger owned, directly or indirectly, 782,923 shares of Class A Common Stock and 14,990,000 shares of Class B Common Stock of Hollinger International. Based on the June 23, 2006 closing price of the shares of Class A Common Stock of Hollinger International on the New York Stock Exchange of US$7.93, the market value of Hollinger's direct and indirect holdings in Hollinger International was US$125.1 million. All of Hollinger's direct and indirect interest in the shares of Class A Common Stock of Hollinger International is being held in escrow in support of future retractions of its Series II Preference Shares. All of Hollinger's direct and indirect interest in the shares of Class B Common Stock of Hollinger International is pledged as security in connection with the senior notes (the "Senior Notes") and the second senior notes (the "Second Senior Notes"). In addition to the cash or cash equivalents on hand noted above, Hollinger has previously deposited approximately C$8.7 million in trust with the law firm of Aird & Berlis LLP, as trustee, in support of Hollinger's indemnification obligations to six former independent directors and two current officers. In addition, C$750,000 has been deposited in escrow with the law firm of Davies Ward Phillips & Vineberg LLP in support of the obligations of a certain Hollinger subsidiary.

As of June 23, 2006, there was approximately US$118.9 million aggregate collateral securing the US$78 million principal amount of the Senior Notes and the US$15 million principal amount of the Second Senior Notes outstanding.

Ravelston Receivership and CCAA Proceedings

On April 20, 2005, the Court issued two orders by which The Ravelston Corporation Limited ("Ravelston") and Ravelston Management Inc. ("RMI") were: (i) placed in receivership pursuant to the Bankruptcy & Insolvency Act (Canada) and the Courts of Justice Act (Ontario) (the "Receivership Order"); and (ii) granted protection pursuant to the Companies' Creditors Arrangement Act (Canada) (the "CCAA Order"). Pursuant thereto, RSM Richter Inc. ("Richter") was appointed receiver and manager of all of the property, assets and undertakings of Ravelston and RMI. Ravelston holds approximately 16.5% of the outstanding Retractable Common Shares of Hollinger. On May 18, 2005, the Court further ordered that the Receivership Order and the CCAA Order be extended to include Argus Corporation Limited and its five subsidiary companies which collectively own, directly or indirectly, 61.8% of the outstanding Retractable Common Shares and approximately 4% of the Series II Preference Shares of Hollinger (collectively, Argus Corporation Limited and its five subsidiary companies, as well as Ravelston and RMI are referred to as the "Ravelston Entities"). On June 12, 2006, the Court appointed Richter as receiver and manager and interim receiver of all the property, assets and undertaking of Argent News Inc., a wholly owned subsidiary of Ravelston. The Ravelston Entities own, in aggregate, approximately 78% of the outstanding Retractable Common Shares and approximately 4% of the Series II Preference Shares of Hollinger. The Court has extended the stay of proceedings against the Ravelston Entities to September 29, 2006.

Company Profile

Hollinger's principal asset is its approximately 66.8% voting and 17.4% equity interest in Hollinger International, a newspaper publisher with assets which include the Chicago Sun-Times and a large number of community newspapers in the Chicago area. Hollinger also owns a portfolio of commercial real estate in Canada. Further information can be obtained at www.hollingerinc.com.

CONTACT INFORMATION

Media contact:
John Lute
Lute & Company
(416) 929-5883
jlute@luteco.com